UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
THORNBURG MORTGAGE, INC.
(Name of Issuer)
10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value
(Title of Class of Securities)
885218701
(CUSIP Number)
Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 20, 2008
(Date of Event Which
Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	885218701

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard E. Rainwater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO and PF (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

          This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed with the Commission on January 24, 2008 (the “Schedule 13D”) with respect to shares of the 10% Series F Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred”) of Thornburg Mortgage, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 13D. This Amendment amends and restates Item 5 in its entirety as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Person with respect to the Series F Preferred.
Item 5. Interest in Securities of the Issuer
     (a) As of the date hereof, the Reporting Person no longer beneficially owns any shares of the Series F Preferred.
     (b) As of the date hereof, the Reporting Person no longer has the sole or shared power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Series F Preferred.
     (c) Upon the successful completion of the consent solicitation by the Issuer pursuant to which amendments to the terms of the Issuer’s Series C through F Preferred Stock were adopted, the rights, preferences and privileges of the Series F Preferred became substantially similar to the other series of preferred stock of the Issuer. As a result, the Series F Preferred effectively ceased to be a separate class of equity securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. Prior to the completion of the Exchange Offering (defined below), the Reporting Person did not beneficially own more than 10% of the Company’s preferred stock taken together as a class.
          Pursuant to an exchange offer made by the Issuer, as more fully described in the Issuer’s definitive proxy statement filed with the Commission on July 23, 2008, as amended (the “Exchange Offering”), the Issuer offered the Reporting Person 3 shares of the Issuer’s Common Stock for each share of the Series F Preferred tendered by the Reporting Person. The Reporting Person tendered of all 3,945,000 shares of the Series F Preferred held by the Reporting Person in exchange for 11,835,000 shares of the Issuer’s Common Stock from the Issuer.
     (d) None.
     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Series F Preferred upon the successful completion of the consent solicitation and the Issuer’s acceptance of shares tendered in the Exchange Offering which expired on
November 19, 2008.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2008	/s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact